EXHIBIT 12.1

J.P. MORGAN CHASE & CO.

Computation of Ratio of Earnings to Fixed Charges

Year ended December 31, (in millions, except ratios)	2003

Excluding Interest on Deposits
Income before income taxes	$10,028

Fixed charges:
Interest expense	7,503
One-third of rents, net of income from subleases (a)	318

Total fixed charges	7,821

Less: Equity in undistributed income of affiliates	(102)

Earnings before taxes and fixed charges, excluding capitalized interest	$17,747

Fixed charges, as above	$7,821

Ratio of earnings to fixed charges	2.27

Including Interest on Deposits
Fixed charges, as above	$7,821

Add: Interest on deposits	3,604

Total fixed charges and interest on deposits	$11,425

Earnings before taxes and fixed charges, excluding capitalized interest, as above	$17,747

Add: Interest on deposits	3,604

Total earnings before taxes, fixed charges and interest on deposits	$21,351

Ratio of earnings to fixed charges	1.87

(a)	The proportion deemed representative of the interest factor.